Exhibit H

H    Form of Notice

     1.   News Digest

     ALLEGHENY ENERGY, INC., ET AL. A notice has been issued giving interested persons until January __, 2001, to request a hearing on a proposal by Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, LLC, a wholly owned non-utility subsidiary of Allegheny, for financing and other related authority in connection with the proposed acquisition of the outstanding membership interests in certain domestic exempt wholesale generators ("EWGs") and non-EWGs. (Rel. 35-27____).

     2.   Notice

Allegheny Energy, Inc. et al. (70-1______)

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, located at 10435 Downsville Pike, Hagerstown, MD 21740-1766, and Allegheny Energy Supply Company, LLC ("Genco"), a wholly owned non-utility subsidiary of Allegheny located at R.R. 12, P.O. Box 1000, Roseytown, Pennsylvania 15601 subsidiary (collectively "Applicants"), have filed this application - declaration pursuant to sections 6(a), 7, 9(a), 10, 12(b), and 32 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 45, 53 and 54 under the Act, for financing and other related authority in connection with the proposed acquisition of certain domestic exempt wholesale generators ("EWGs") ") and non-EWGs. Applicants request expedited treatment of this application and request an order issued and effective not later than March 31, 2001.

     AE Supply and Enron North America Corp. ("Enron"), a Delaware corporation, have entered into a Purchase and Sale Agreement dated November 13, 2000 ("Agreement").<F1> Under the Agreement, AE Supply
has   agreed  to  purchase  and  Enron  has  agreed  to  sell  the outstanding membership interests in five (5) limited liability companies for the sum of $1,028,000,000.00 (one billion twenty eight million dollars) ("Purchase Price")<F2>. Three (3) of these L.L.C.s are EWGs: Des Plaines Green Land Development, L.L.C.; Gleason Power I, L.L.C.; and, West Fork Land Development, L.L.C. Two (2) are not EWGs: Energy Financing Company, L.L.C.<F3>; and, Lake Acquisition Company, L.L.C.<F4> ("Non-EWGs"). The acquisition of 1,710 megawatts (MW) of natural gas-fired merchant generating capacity will give AE Supply a total generating capacity of more than 10,400 MW and represents a pivotal step in the Company's plan to become a national energy supplier.


<F1> See Exhibit A, Purchase and Sale Agreement (November 13, 2000).

<F2>  The  Purchase Price is subject to adjustment after  closing  in accordance with the terms of the Agreement.

<F3>  This  limited liability company was set up to purchase some  of the equipment that was ultimately installed in the Des Plaines Green Land Development, L.L.C. facility. The only transaction currently in place with Energy Financing Company, L.L.C. is an Equipment Sale Agreement dated October 5, 2000, for the purchase by Des Plaines Green Land Development, L.L.C. of such equipment in monthly installments through May 14, 2015.

<F4> This L.L.C. leases acreage and a lake to West Fork Land
Development Company, L.L.C.

     Allegheny and AE Supply will finance the acquisition with a combination of debt and equity that is consistent with Allegheny's existing limits on "aggregate investment" under Rule 53. Specifically, Allegheny seeks authority to issue and sell a combination of debt and equity securities, which shall not exceed the lesser of the remaining permissible aggregate investment under the "safe harbor" provision of Rule 53 limitation or $400 million (as set forth more fully in this application-declaration).<F5> Additionally, Allegheny seeks authority to issue and sell up to $1 billion in equity securities in connection with this transaction and for other corporate purposes and make a capital contribution of up to $1 billion to AE Supply in support of this transaction and for other corporate purposes.

     AE Supply seeks authorization to increase by $550 million its authority to issue debt and equity securities and to provide non-recourse credit support to an aggregate amount of $950 million.<F6> AE Supply also seeks approval to establish a financing vehicle, Allegheny Energy Supply Capital, Inc. ("Supply Capital "), that will, among other things, issue equity to and accept purchase notes from AE Supply in connection with its activities described herein and future transactions approved by the Commission or allowed by Commission rules. Finally, Allegheny and AE Supply seek approval to engage in certain intercompany transactions, including loans by Allegheny to AE Supply from the proceeds of the equity issued by Allegheny, and transactions between AE Supply and Supply Capital. Due to the dynamic nature of the transaction and the penalty of $41.1 million (4% of the Purchase Price) for failure to timely receive Commission approval to close the
transaction,  Applicants  request  expedited  treatment  of   this
application and request an order issued and effective not later than March 31, 2001.

     For the twelve months ended September 30, 2000, Allegheny's gross revenues and net income were approximately $3.524 billion and $188 million, respectively. AE Supply, which began operating as a separate company on November 18, 1999, had gross revenues of approximately $1.497 billion and net income of approximately $42.6 million for the 9 month period ended September 30, 2000.


<F5> Rule 53 sets forth the circumstances precluding a finding that a security issued to finance the acquisition of an EWG is not, among other things, reasonably adapted to the earning power or security structure of the holding company. In general terms, the rule establishes a "safe harbor." This safe harbor applies when, like the present case, the holding company's investment in EWGs and FUCOs does not exceed 50% of the holding company's consolidated retained earnings.

<F6> The AE Supply financing will be non-recourse to Allegheny and so will not count as "aggregate investment" for purposes of Rule  53.
As defined under Rule 53, "aggregate investment" means all amounts invested, or committed to be invested, in exempt wholesale generators and foreign utility companies, for which there is recourse, directly or indirectly, to the registered holding company.